UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

____________________

ASSOCIATED CAPITAL GROUP, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror)

____________________

Class a Common Stock, par value $0.001 Per Share

(Title of Class of Securities)

____________________

045528106

(CUSIP Number of Class of Securities)

____________________

Francis J. Conroy

Associated Capital Group, Inc.

One Corporate Center,

Rye, NY 10580-1422

(203) 629-9595

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

____________________

With a copy to:

Steve Wolosky, Esq.

Elizabeth Gonzalez-Sussman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

____________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$43,624,624.00	$5,432.00

*	This valuation assumes the exchange of up to 1,088,948 shares of Associated Capital Group, Inc. Class A common stock for shares of GAMCO Investors, Inc. Class A common stock. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, based on the product of (i) $29.675, the average of the high and low sales prices per share of GAMCO Class A common stock on January 31, 2018, as reported on the New York Stock Exchange, and (ii) 1,470,080, the maximum number of shares of GAMCO Class A common stock to be exchanged in the offer for the transaction consideration.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001245 multiplied by the estimated transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $5,432.00	Filing Party: GAMCO Investors, Inc.
Form or Registration No.: Form S-4 and Form S-4/A	Dates Filed: December 19, 2017 and
(Registration No. 333-222146)	February 1, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Associated Capital Group, Inc., a Delaware corporation (“Associated Capital,” “AC Group” or “AC”). This Schedule TO relates to the offer by AC to exchange 1,000,000 shares of AC Class A common stock, par value $0.001 per share (“AC Class A common stock”), for outstanding shares of GAMCO Investors, Inc. (“GAMCO” or “GBL”) Class A common stock, par value $0.001 per share (“GAMCO Class A common stock”) that Associated Capital beneficially owns, which are validly tendered by AC stockholders in the offer and not properly withdrawn (subject to the terms and conditions set forth in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below), and together with any amendments or supplements thereto, the “Offer”). For each share of AC Class A common stock accepted in the exchange offer, AC stockholders will receive 1.35 shares of GAMCO Class A common stock, together with cash in lieu of any fractional share of GAMCO Class A common stock, without interest and less any applicable withholding taxes. Capitalized terms used and not otherwise defined in this Schedule TO shall have the respective meanings assigned to such terms in the Prospectus/Offer to Exchange.

GAMCO has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 on December 19, 2017, and as amended February 1, 2018, relating to the Offer and the GAMCO Class A common stock to be issued to holders of shares of AC Class A common stock that are validly tendered into the Offer and not properly withdrawn (as it may be amended from time to time, the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement and filed as Exhibit (a)(4) hereto (as it may be amended from time to time, the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal, which is filed as Exhibit 99.1 to the Registration Statement (as it may be amended from time to time, the “Letter of Transmittal”). Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC, is hereby expressly incorporated into this Schedule TO by reference in response to all of the items of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary Term Sheet” is incorporated into this Schedule TO by reference.

Item 2. Subject Company Information.

(a) The name of the issuer in the Offer is Associated Capital Group, Inc., a Delaware corporation. The address and telephone number of AC’s principal executive offices is One Corporate Center, Rye, NY 10580-1422, (203) 629-9595. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Companies — Associated Capital” is incorporated into this Schedule TO by reference.

(b) Shares of AC Class A common stock are the subject securities in the Offer. As of January 31, 2018, there were 4,447,408 shares of AC Class A common stock, $0.001 par value per share, issued and outstanding. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Comparative Market Price and Dividend Matters” is incorporated into this Schedule TO by reference.

(c) The information set forth in the section of the Prospectus/Offer to Exchange entitled “Comparative Market Price and Dividend Matters” is incorporated into this Schedule TO by reference.

2

Item 3. Identity and Background of Filing Person.

The filing person is the subject company. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies — Associated Capital” and “Security Ownership of Certain Beneficial Owners and Management of Associated Capital” is incorporated into this Schedule TO by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Prospectus/Offer to Exchange entitled “Summary Term Sheet,” “Special Factors,” “Exchange Offer Procedures,” “Material U.S. Federal Income Tax Consequences” and “Comparison of Securityholders’ Rights” is incorporated into this Schedule TO by reference.

(b) The information set forth in the section of the Prospectus/Offer to Exchange entitled “Special Factors — Interests of Certain Persons” is incorporated into this Schedule TO by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies,” “Special Factors — Background of the Offer,” “Special Factors — Interests of Certain Persons,” “Special Factors — Certain Relationships And Other Related Party Transactions” and “Security Ownership of Certain Beneficial Owners and Management of Associated Capital” is incorporated into this Schedule TO by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary Term Sheet” and “Special Factors — Associated Capital’s Reasons for the Offer” is incorporated into this Schedule TO by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Background of the Offer,” “Special Factors — Effects of the Offer,” “Special Factors — Interests of Certain Persons,” “Exchange Offer Procedures — Procedures for Tendering” and “Exchange Offer Procedures — Conditions to the Offer” is incorporated into this Schedule TO by reference.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Interests of Certain Persons,” “The Companies — Associated Capital,” and “Security Ownership of Certain Beneficial Owners and Management of Associated Capital” is incorporated into this Schedule TO by reference.

(b) Based on the information available to AC as of January 31, 2018, there have been no transactions in AC Class A common stock by directors and executive officers of AC in the past 60 days. AC has had certain trades in the past 60 days, as set forth in the table provided in Exhibit A hereto. Based on the information available to AC as of January 31, 2018, the table provided in Exhibit B hereto sets forth the transactions in GAMCO Class A common stock by GAMCO and directors and executive officers of GAMCO in the past 60 days.

3

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Fees and Expenses” and “Exchange Offer Procedures — Fees and Commissions” is incorporated into this Schedule TO by reference.

Item 10. Financial Statements.

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Selected Historical Consolidated Financial Data of Associated Capital,” “Unaudited Comparative Per Share Data” and “Where To Obtain Additional Information” is incorporated into this Schedule TO by reference.

(b) Pro forma financial information for Associated Capital has not been provided because AC has determined that such information would not be material.

Item 11. Additional Information.

The information set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal is incorporated into this Schedule TO by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to GAMCO Investors, Inc.’s Registration Statement on Form S-4 filed on February 1, 2018).

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to GAMCO Investors, Inc.’s Registration Statement on Form S-4 filed on February 1, 2018).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Amendment No. 1 to GAMCO Investors, Inc.’s Registration Statement on Form S-4 filed on February 1, 2018).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to GAMCO Investors, Inc.’s Registration Statement on Form S-4 filed on February 1, 2018).

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 1 to GAMCO Investors, Inc.’s Registration Statement on Form S-4 filed on February 1, 2018).

(a)(5)(A)	Press Release issued by Associated Capital Group, Inc., dated February 1, 2018, announcing the commencement of the Offer.

(b)	Not applicable.

4

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

5

EXHIBIT A

Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction

Associated Capital Group, Inc.

12/01/17	1,500 shares of Class A Common Stock	$34.15	Stock buyback by Associated Capital Group, Inc.
12/01/17	1,000 shares of Class A Common Stock	$33.95	Stock buyback by Associated Capital Group, Inc.
12/04/17	500 shares of Class A Common Stock	$34.10	Stock buyback by Associated Capital Group, Inc.
12/04/17	160 shares of Class A Common Stock	$34.20	Stock buyback by Associated Capital Group, Inc.
12/05/17	2,600 shares of Class A Common Stock	$34.40	Stock buyback by Associated Capital Group, Inc.
12/06/17	1,905 shares of Class A Common Stock	$33.60	Stock buyback by Associated Capital Group, Inc.
12/07/17	1,446 shares of Class A Common Stock	$33.60	Stock buyback by Associated Capital Group, Inc.
12/07/17	1,154 shares of Class A Common Stock	$33.90	Stock buyback by Associated Capital Group, Inc.
12/08/17	1,114 shares of Class A Common Stock	$33.70	Stock buyback by Associated Capital Group, Inc.
12/08/17	1,486 shares of Class A Common Stock	$33.80	Stock buyback by Associated Capital Group, Inc.
12/11/17	503 shares of Class A Common Stock	$33.75	Stock buyback by Associated Capital Group, Inc.
12/11/17	2,497 shares of Class A Common Stock	$34.05	Stock buyback by Associated Capital Group, Inc.
12/12/17	100 shares of Class A Common Stock	$34.00	Stock buyback by Associated Capital Group, Inc.
12/12/17	103 shares of Class A Common Stock	$33.85	Stock buyback by Associated Capital Group, Inc.
12/12/17	610 shares of Class A Common Stock	$33.90	Stock buyback by Associated Capital Group, Inc.
12/12/17	601 shares of Class A Common Stock	$33.95	Stock buyback by Associated Capital Group, Inc.
12/12/17	478 shares of Class A Common Stock	$34.00	Stock buyback by Associated Capital Group, Inc.
12/12/17	1,108 shares of Class A Common Stock	$34.05	Stock buyback by Associated Capital Group, Inc.
12/13/17	500 shares of Class A Common Stock	$33.80	Stock buyback by Associated Capital Group, Inc.
12/13/17	300 shares of Class A Common Stock	$34.40	Stock buyback by Associated Capital Group, Inc.
12/13/17	400 shares of Class A Common Stock	$34.20	Stock buyback by Associated Capital Group, Inc.
12/14/17	17 shares of Class A Common Stock	$33.65	Stock buyback by Associated Capital Group, Inc.
12/14/17	771 shares of Class A Common Stock	$33.75	Stock buyback by Associated Capital Group, Inc.
12/14/17	554 shares of Class A Common Stock	$34.05	Stock buyback by Associated Capital Group, Inc.
12/14/17	1,625 shares of Class A Common Stock	$34.00	Stock buyback by Associated Capital Group, Inc.
12/14/17	33 shares of Class A Common Stock	$34.15	Stock buyback by Associated Capital Group, Inc.
12/22/17	489 shares of Class A Common Stock	$34.00	Stock buyback by Associated Capital Group, Inc.
12/26/17	100 shares of Class A Common Stock	$33.80	Stock buyback by Associated Capital Group, Inc.
12/26/17	2,763 shares of Class A Common Stock	$34.00	Stock buyback by Associated Capital Group, Inc.
12/27/17	300 shares of Class A Common Stock	$33.75	Stock buyback by Associated Capital Group, Inc.
12/27/17	2,000 shares of Class A Common Stock	$33.95	Stock buyback by Associated Capital Group, Inc.
12/27/17	567 shares of Class A Common Stock	$34.00	Stock buyback by Associated Capital Group, Inc.
01/02/18	200 shares of Class A Common Stock	$33.90	Stock buyback by Associated Capital Group, Inc.
01/02/18	383 shares of Class A Common Stock	$33.95	Stock buyback by Associated Capital Group, Inc.
01/02/18	693 shares of Class A Common Stock	$34.00	Stock buyback by Associated Capital Group, Inc.
01/03/18	100 shares of Class A Common Stock	$33.95	Stock buyback by Associated Capital Group, Inc.
01/03/18	554 shares of Class A Common Stock	$34.00	Stock buyback by Associated Capital Group, Inc.
01/05/18	1,016 shares of Class A Common Stock	$34.00	Stock buyback by Associated Capital Group, Inc.
01/08/18	200 shares of Class A Common Stock	$33.95	Stock buyback by Associated Capital Group, Inc.
01/08/18	771 shares of Class A Common Stock	$34.00	Stock buyback by Associated Capital Group, Inc.
01/31/18	54 shares of Class A Common Stock	$34.60	Stock buyback by Associated Capital Group, Inc.

6

EXHIBIT B

Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction

Kevin Handwerker

1/12/2018	700 shares of Class A Common Stock	$0.00	Accelerated vesting of restricted stock
1/12/2018	428 shares of Class A Common Stock	$29.94	Shares forfeited to cover the payment of taxes incurred as a result of vesting of restricted stock

Douglas Jamieson

1/12/2018	5,000 shares of Class A Common Stock	$0.00	Accelerated vesting of restricted stock
1/12/2018	2,056 shares of Class A Common Stock	$29.94	Shares forfeited to cover the payment of taxes incurred as a result of vesting of restricted stock

Agnes Mullady

1/12/2018	13,700 shares of Class A Common Stock	$0.00	Accelerated vesting of restricted stock
1/12/2018	5,825 shares of Class A Common Stock	$29.94	Shares forfeited to cover the payment of taxes incurred as a result of vesting of restricted stock

Gamco Investors, Inc.

12/01/17	1,000 shares of Class A Common Stock	$29.05	Stock repurchase by GAMCO Investors, Inc.
12/04/17	200 shares of Class A Common Stock	$29.23	Stock repurchase by GAMCO Investors, Inc.
12/04/17	500 shares of Class A Common Stock	$29.24	Stock repurchase by GAMCO Investors, Inc.
12/04/17	800 shares of Class A Common Stock	$29.30	Stock repurchase by GAMCO Investors, Inc.
12/04/17	450 shares of Class A Common Stock	$29.43	Stock repurchase by GAMCO Investors, Inc.
12/05/17	2,700 shares of Class A Common Stock	$29.40	Stock repurchase by GAMCO Investors, Inc.
12/05/17	1,900 shares of Class A Common Stock	$29.48	Stock repurchase by GAMCO Investors, Inc.
12/05/17	578 shares of Class A Common Stock	$29.51	Stock repurchase by GAMCO Investors, Inc.
12/05/17	1,622 shares of Class A Common Stock	$29.70	Stock repurchase by GAMCO Investors, Inc.
12/06/17	100 shares of Class A Common Stock	$29.35	Stock repurchase by GAMCO Investors, Inc.
12/07/17	200 shares of Class A Common Stock	$29.38	Stock repurchase by GAMCO Investors, Inc.
12/08/17	300 shares of Class A Common Stock	$29.44	Stock repurchase by GAMCO Investors, Inc.
12/12/17	10 shares of Class A Common Stock	$29.15	Stock repurchase by GAMCO Investors, Inc.
12/12/17	800 shares of Class A Common Stock	$29.22	Stock repurchase by GAMCO Investors, Inc.
12/12/17	300 shares of Class A Common Stock	$29.19	Stock repurchase by GAMCO Investors, Inc.
12/12/17	2,410 shares of Class A Common Stock	$29.20	Stock repurchase by GAMCO Investors, Inc.
12/12/17	1,283 shares of Class A Common Stock	$29.23	Stock repurchase by GAMCO Investors, Inc.
12/12/17	1,997 shares of Class A Common Stock	$29.25	Stock repurchase by GAMCO Investors, Inc.
12/13/17	200 shares of Class A Common Stock	$29.35	Stock repurchase by GAMCO Investors, Inc.
12/13/17	600 shares of Class A Common Stock	$29.25	Stock repurchase by GAMCO Investors, Inc.
12/13/17	4,590 shares of Class A Common Stock	$29.20	Stock repurchase by GAMCO Investors, Inc.

7

12/14/17	100 shares of Class A Common Stock	$29.08	Stock repurchase by GAMCO Investors, Inc.
12/14/17	300 shares of Class A Common Stock	$29.09	Stock repurchase by GAMCO Investors, Inc.
12/14/17	3,800 shares of Class A Common Stock	$28.95	Stock repurchase by GAMCO Investors, Inc.
12/14/17	100 shares of Class A Common Stock	$28.94	Stock repurchase by GAMCO Investors, Inc.
12/15/17	800 shares of Class A Common Stock	$28.95	Stock repurchase by GAMCO Investors, Inc.
12/15/17	194 shares of Class A Common Stock	$28.99	Stock repurchase by GAMCO Investors, Inc.
12/15/17	587 shares of Class A Common Stock	$29.00	Stock repurchase by GAMCO Investors, Inc.
12/15/17	1,153 shares of Class A Common Stock	$29.08	Stock repurchase by GAMCO Investors, Inc.
12/15/17	30 shares of Class A Common Stock	$29.11	Stock repurchase by GAMCO Investors, Inc.
12/15/17	2,644 shares of Class A Common Stock	$29.13	Stock repurchase by GAMCO Investors, Inc.
12/15/17	868 shares of Class A Common Stock	$29.15	Stock repurchase by GAMCO Investors, Inc.
12/15/17	524 shares of Class A Common Stock	$29.19	Stock repurchase by GAMCO Investors, Inc.
12/18/17	4,706 shares of Class A Common Stock	$29.36	Stock repurchase by GAMCO Investors, Inc.
12/19/17	100 shares of Class A Common Stock	$29.46	Stock repurchase by GAMCO Investors, Inc.
12/19/17	100 shares of Class A Common Stock	$29.47	Stock repurchase by GAMCO Investors, Inc.
12/19/17	101 shares of Class A Common Stock	$29.52	Stock repurchase by GAMCO Investors, Inc.
12/19/17	100 shares of Class A Common Stock	$29.53	Stock repurchase by GAMCO Investors, Inc.
12/19/17	400 shares of Class A Common Stock	$29.54	Stock repurchase by GAMCO Investors, Inc.
12/19/17	200 shares of Class A Common Stock	$29.55	Stock repurchase by GAMCO Investors, Inc.
12/19/17	30 shares of Class A Common Stock	$29.57	Stock repurchase by GAMCO Investors, Inc.
12/19/17	601 shares of Class A Common Stock	$29.59	Stock repurchase by GAMCO Investors, Inc.
12/19/17	100 shares of Class A Common Stock	$29.60	Stock repurchase by GAMCO Investors, Inc.
12/19/17	200 shares of Class A Common Stock	$29.61	Stock repurchase by GAMCO Investors, Inc.
12/19/17	401 shares of Class A Common Stock	$29.62	Stock repurchase by GAMCO Investors, Inc.
12/19/17	1,810 shares of Class A Common Stock	$29.63	Stock repurchase by GAMCO Investors, Inc.
12/19/17	1,835 shares of Class A Common Stock	$29.65	Stock repurchase by GAMCO Investors, Inc.
12/19/17	1,018 shares of Class A Common Stock	$29.66	Stock repurchase by GAMCO Investors, Inc.
12/19/17	126 shares of Class A Common Stock	$29.67	Stock repurchase by GAMCO Investors, Inc.
12/19/17	100 shares of Class A Common Stock	$29.72	Stock repurchase by GAMCO Investors, Inc.
12/19/17	300 shares of Class A Common Stock	$29.75	Stock repurchase by GAMCO Investors, Inc.
12/19/17	8 shares of Class A Common Stock	$29.77	Stock repurchase by GAMCO Investors, Inc.
12/19/17	100 shares of Class A Common Stock	$29.80	Stock repurchase by GAMCO Investors, Inc.
12/21/17	100 shares of Class A Common Stock	$29.75	Stock repurchase by GAMCO Investors, Inc.
12/21/17	100 shares of Class A Common Stock	$29.76	Stock repurchase by GAMCO Investors, Inc.
12/21/17	1,035 shares of Class A Common Stock	$29.77	Stock repurchase by GAMCO Investors, Inc.
12/21/17	200 shares of Class A Common Stock	$29.80	Stock repurchase by GAMCO Investors, Inc.
12/22/17	1 share of Class A Common Stock	$29.56	Stock repurchase by GAMCO Investors, Inc.
12/22/17	100 shares of Class A Common Stock	$29.68	Stock repurchase by GAMCO Investors, Inc.
12/22/17	200 shares of Class A Common Stock	$29.72	Stock repurchase by GAMCO Investors, Inc.
12/22/17	60 shares of Class A Common Stock	$29.77	Stock repurchase by GAMCO Investors, Inc.
12/26/17	1,775 shares of Class A Common Stock	$29.53	Stock repurchase by GAMCO Investors, Inc.
12/26/17	400 shares of Class A Common Stock	$29.57	Stock repurchase by GAMCO Investors, Inc.
12/26/17	320 shares of Class A Common Stock	$29.59	Stock repurchase by GAMCO Investors, Inc.

8

12/26/17	303 shares of Class A Common Stock	$29.63	Stock repurchase by GAMCO Investors, Inc.
12/26/17	800 shares of Class A Common Stock	$29.64	Stock repurchase by GAMCO Investors, Inc.
12/26/17	2,356 shares of Class A Common Stock	$29.65	Stock repurchase by GAMCO Investors, Inc.
12/26/17	309 shares of Class A Common Stock	$29.66	Stock repurchase by GAMCO Investors, Inc.
12/26/17	400 shares of Class A Common Stock	$29.77	Stock repurchase by GAMCO Investors, Inc.
12/26/17	249 shares of Class A Common Stock	$29.78	Stock repurchase by GAMCO Investors, Inc.
12/26/17	9 shares of Class A Common Stock	$29.79	Stock repurchase by GAMCO Investors, Inc.
12/27/17	302 shares of Class A Common Stock	$29.55	Stock repurchase by GAMCO Investors, Inc.
12/27/17	212 shares of Class A Common Stock	$29.56	Stock repurchase by GAMCO Investors, Inc.
12/27/17	1,710 shares of Class A Common Stock	$29.58	Stock repurchase by GAMCO Investors, Inc.
12/27/17	1,450 shares of Class A Common Stock	$29.61	Stock repurchase by GAMCO Investors, Inc.
12/27/17	100 shares of Class A Common Stock	$29.62	Stock repurchase by GAMCO Investors, Inc.
12/27/17	300 shares of Class A Common Stock	$29.63	Stock repurchase by GAMCO Investors, Inc.
12/27/17	400 shares of Class A Common Stock	$29.64	Stock repurchase by GAMCO Investors, Inc.
12/27/17	100 shares of Class A Common Stock	$29.65	Stock repurchase by GAMCO Investors, Inc.
12/27/17	100 shares of Class A Common Stock	$29.66	Stock repurchase by GAMCO Investors, Inc.
12/27/17	600 shares of Class A Common Stock	$29.68	Stock repurchase by GAMCO Investors, Inc.
12/27/17	600 shares of Class A Common Stock	$29.70	Stock repurchase by GAMCO Investors, Inc.
12/27/17	1510 shares of Class A Common Stock	$29.72	Stock repurchase by GAMCO Investors, Inc.
12/27/17	200 shares of Class A Common Stock	$29.74	Stock repurchase by GAMCO Investors, Inc.
12/27/17	300 shares of Class A Common Stock	$29.75	Stock repurchase by GAMCO Investors, Inc.
12/27/17	900 shares of Class A Common Stock	$29.76	Stock repurchase by GAMCO Investors, Inc.
12/27/17	200 shares of Class A Common Stock	$29.78	Stock repurchase by GAMCO Investors, Inc.
12/28/17	73,386 shares of Class A Common Stock	$29.60	Stock repurchase by GAMCO Investors, Inc.
12/28/17	283 shares of Class A Common Stock	$29.63	Stock repurchase by GAMCO Investors, Inc.
12/28/17	616 shares of Class A Common Stock	$29.64	Stock repurchase by GAMCO Investors, Inc.
12/28/17	732 shares of Class A Common Stock	$29.75	Stock repurchase by GAMCO Investors, Inc.
12/28/17	100 shares of Class A Common Stock	$29.77	Stock repurchase by GAMCO Investors, Inc.
12/28/17	200 shares of Class A Common Stock	$29.78	Stock repurchase by GAMCO Investors, Inc.
12/28/17	100 shares of Class A Common Stock	$29.79	Stock repurchase by GAMCO Investors, Inc.
12/28/17	300 shares of Class A Common Stock	$29.80	Stock repurchase by GAMCO Investors, Inc.
12/29/17	109 shares of Class A Common Stock	$29.77	Stock repurchase by GAMCO Investors, Inc.
12/29/17	425 shares of Class A Common Stock	$29.79	Stock repurchase by GAMCO Investors, Inc.
12/29/17	1 share of Class A Common Stock	$29.80	Stock repurchase by GAMCO Investors, Inc.
01/02/18	400 shares of Class A Common Stock	$29.63	Stock repurchase by GAMCO Investors, Inc.
01/02/18	500 shares of Class A Common Stock	$29.66	Stock repurchase by GAMCO Investors, Inc.
01/02/18	1,100 shares of Class A Common Stock	$29.67	Stock repurchase by GAMCO Investors, Inc.
01/02/18	600 shares of Class A Common Stock	$29.68	Stock repurchase by GAMCO Investors, Inc.
01/02/18	200 shares of Class A Common Stock	$29.69	Stock repurchase by GAMCO Investors, Inc.
01/02/18	300 shares of Class A Common Stock	$29.70	Stock repurchase by GAMCO Investors, Inc.
01/02/18	700 shares of Class A Common Stock	$29.71	Stock repurchase by GAMCO Investors, Inc.
01/02/18	300 shares of Class A Common Stock	$29.72	Stock repurchase by GAMCO Investors, Inc.
01/02/18	200 shares of Class A Common Stock	$29.74	Stock repurchase by GAMCO Investors, Inc.
01/02/18	1,626 shares of Class A Common Stock	$29.75	Stock repurchase by GAMCO Investors, Inc.
01/02/18	700 shares of Class A Common Stock	$29.76	Stock repurchase by GAMCO Investors, Inc.
01/02/18	200 shares of Class A Common Stock	$29.77	Stock repurchase by GAMCO Investors, Inc.

9

01/02/18	600 shares of Class A Common Stock	$29.78	Stock repurchase by GAMCO Investors, Inc.
01/02/18	289 shares of Class A Common Stock	$29.80	Stock repurchase by GAMCO Investors, Inc.
01/03/18	470 shares of Class A Common Stock	$29.61	Stock repurchase by GAMCO Investors, Inc.
01/03/18	100 shares of Class A Common Stock	$29.65	Stock repurchase by GAMCO Investors, Inc.
01/03/18	201 shares of Class A Common Stock	$29.66	Stock repurchase by GAMCO Investors, Inc.
01/03/18	500 shares of Class A Common Stock	$29.67	Stock repurchase by GAMCO Investors, Inc.
01/03/18	200 shares of Class A Common Stock	$29.68	Stock repurchase by GAMCO Investors, Inc.
01/03/18	700 shares of Class A Common Stock	$29.69	Stock repurchase by GAMCO Investors, Inc.
01/03/18	100 shares of Class A Common Stock	$29.70	Stock repurchase by GAMCO Investors, Inc.
01/03/18	600 shares of Class A Common Stock	$29.72	Stock repurchase by GAMCO Investors, Inc.
01/03/18	1,149 shares of Class A Common Stock	$29.73	Stock repurchase by GAMCO Investors, Inc.
01/03/18	400 shares of Class A Common Stock	$29.74	Stock repurchase by GAMCO Investors, Inc.
01/03/18	807 shares of Class A Common Stock	$29.75	Stock repurchase by GAMCO Investors, Inc.
01/03/18	759 shares of Class A Common Stock	$29.76	Stock repurchase by GAMCO Investors, Inc.
01/03/18	100 shares of Class A Common Stock	$29.78	Stock repurchase by GAMCO Investors, Inc.
01/03/18	400 shares of Class A Common Stock	$29.79	Stock repurchase by GAMCO Investors, Inc.
01/04/18	4 shares of Class A Common Stock	$29.71	Stock repurchase by GAMCO Investors, Inc.
01/04/18	196 shares of Class A Common Stock	$29.72	Stock repurchase by GAMCO Investors, Inc.
01/04/18	100 shares of Class A Common Stock	$29.77	Stock repurchase by GAMCO Investors, Inc.
01/05/18	200 shares of Class A Common Stock	$29.60	Stock repurchase by GAMCO Investors, Inc.
01/05/18	452 shares of Class A Common Stock	$29.61	Stock repurchase by GAMCO Investors, Inc.
01/05/18	900 shares of Class A Common Stock	$29.64	Stock repurchase by GAMCO Investors, Inc.
01/05/18	599 shares of Class A Common Stock	$29.65	Stock repurchase by GAMCO Investors, Inc.
01/05/18	727 shares of Class A Common Stock	$29.67	Stock repurchase by GAMCO Investors, Inc.
01/05/18	235 shares of Class A Common Stock	$29.69	Stock repurchase by GAMCO Investors, Inc.
01/05/18	1,200 shares of Class A Common Stock	$29.70	Stock repurchase by GAMCO Investors, Inc.
01/05/18	400 shares of Class A Common Stock	$29.71	Stock repurchase by GAMCO Investors, Inc.
01/05/18	2,128 shares of Class A Common Stock	$29.73	Stock repurchase by GAMCO Investors, Inc.
01/08/18	128 shares of Class A Common Stock	$29.73	Stock repurchase by GAMCO Investors, Inc.
01/08/18	100 shares of Class A Common Stock	$29.74	Stock repurchase by GAMCO Investors, Inc.
01/08/18	400 shares of Class A Common Stock	$29.78	Stock repurchase by GAMCO Investors, Inc.
01/08/18	192 shares of Class A Common Stock	$29.80	Stock repurchase by GAMCO Investors, Inc.
01/10/18	100 shares of Class A Common Stock	$29.57	Stock repurchase by GAMCO Investors, Inc.
01/10/18	400 shares of Class A Common Stock	$29.59	Stock repurchase by GAMCO Investors, Inc.
01/10/18	100 shares of Class A Common Stock	$29.61	Stock repurchase by GAMCO Investors, Inc.
01/10/18	1,020 shares of Class A Common Stock	$29.62	Stock repurchase by GAMCO Investors, Inc.
01/10/18	1,310 shares of Class A Common Stock	$29.63	Stock repurchase by GAMCO Investors, Inc.
01/10/18	350 shares of Class A Common Stock	$29.66	Stock repurchase by GAMCO Investors, Inc.
01/10/18	100 shares of Class A Common Stock	$29.72	Stock repurchase by GAMCO Investors, Inc.
01/10/18	285 shares of Class A Common Stock	$29.73	Stock repurchase by GAMCO Investors, Inc.

10

01/10/18	2,500 shares of Class A Common Stock	$29.74	Stock repurchase by GAMCO Investors, Inc.
01/10/18	100 shares of Class A Common Stock	$29.76	Stock repurchase by GAMCO Investors, Inc.
01/11/18	310 shares of Class A Common Stock	$29.61	Stock repurchase by GAMCO Investors, Inc.
01/11/18	21 shares of Class A Common Stock	$29.63	Stock repurchase by GAMCO Investors, Inc.
01/11/18	100 shares of Class A Common Stock	$29.73	Stock repurchase by GAMCO Investors, Inc.
01/11/18	200 shares of Class A Common Stock	$29.74	Stock repurchase by GAMCO Investors, Inc.
01/11/18	300 shares of Class A Common Stock	$29.80	Stock repurchase by GAMCO Investors, Inc.
01/12/18	8,309 shares of Class A Common Stock	$29.94	Stock repurchase by GAMCO Investors, Inc.
01/16/18	308 shares of Class A Common Stock	$29.67	Stock repurchase by GAMCO Investors, Inc.
01/16/18	529 shares of Class A Common Stock	$29.68	Stock repurchase by GAMCO Investors, Inc.
01/16/18	500 shares of Class A Common Stock	$29.69	Stock repurchase by GAMCO Investors, Inc.
01/16/18	90 shares of Class A Common Stock	$29.78	Stock repurchase by GAMCO Investors, Inc.
01/16/18	52 shares of Class A Common Stock	$29.80	Stock repurchase by GAMCO Investors, Inc.
01/17/18	20 shares of Class A Common Stock	$29.61	Stock repurchase by GAMCO Investors, Inc.
01/17/18	80 shares of Class A Common Stock	$29.62	Stock repurchase by GAMCO Investors, Inc.
01/17/18	268 shares of Class A Common Stock	$29.65	Stock repurchase by GAMCO Investors, Inc.
01/17/18	689 shares of Class A Common Stock	$29.68	Stock repurchase by GAMCO Investors, Inc.
01/17/18	66 shares of Class A Common Stock	$29.70	Stock repurchase by GAMCO Investors, Inc.
01/17/18	280 shares of Class A Common Stock	$29.71	Stock repurchase by GAMCO Investors, Inc.
01/17/18	1,100 shares of Class A Common Stock	$29.74	Stock repurchase by GAMCO Investors, Inc.
01/17/18	300 shares of Class A Common Stock	$29.75	Stock repurchase by GAMCO Investors, Inc.
01/18/18	18 shares of Class A Common Stock	$29.76	Stock repurchase by GAMCO Investors, Inc.
01/18/18	100 shares of Class A Common Stock	$29.78	Stock repurchase by GAMCO Investors, Inc.
01/18/18	1,520 shares of Class A Common Stock	$29.79	Stock repurchase by GAMCO Investors, Inc.
01/18/18	600 shares of Class A Common Stock	$29.80	Stock repurchase by GAMCO Investors, Inc.
01/19/18	100 shares of Class A Common Stock	$29.75	Stock repurchase by GAMCO Investors, Inc.
01/22/18	100 shares of Class A Common Stock	$29.70	Stock repurchase by GAMCO Investors, Inc.
01/22/18	14 shares of Class A Common Stock	$29.71	Stock repurchase by GAMCO Investors, Inc.
01/22/18	110 shares of Class A Common Stock	$29.72	Stock repurchase by GAMCO Investors, Inc.
01/22/18	286 shares of Class A Common Stock	$29.73	Stock repurchase by GAMCO Investors, Inc.
01/22/18	100 shares of Class A Common Stock	$29.75	Stock repurchase by GAMCO Investors, Inc.
01/22/18	800 shares of Class A Common Stock	$29.78	Stock repurchase by GAMCO Investors, Inc.
01/23/18	200 shares of Class A Common Stock	$29.80	Stock repurchase by GAMCO Investors, Inc.
01/26/18	100 shares of Class A Common Stock	$29.71	Stock repurchase by GAMCO Investors, Inc.
01/29/18	800 shares of Class A Common Stock	$29.97	Stock repurchase by GAMCO Investors, Inc.
01/29/18	20 shares of Class A Common Stock	$29.88	Stock repurchase by GAMCO Investors, Inc.
01/29/18	600 shares of Class A Common Stock	$29.84	Stock repurchase by GAMCO Investors, Inc.
01/30/18	400 shares of Class A Common Stock	$29.82	Stock repurchase by GAMCO Investors, Inc.
01/31/18	400 shares of Class A Common Stock	$29.70	Stock repurchase by GAMCO Investors, Inc.
01/31/18	800 shares of Class A Common Stock	$29.62	Stock repurchase by GAMCO Investors, Inc.
01/31/18	2,094 shares of Class A Common Stock	$29.46	Stock repurchase by GAMCO Investors, Inc.

11

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 1, 2018

Associated Capital Group, INC.

By:	/s/ Francis J. Conroy
	Name:	Francis J. Conroy
	Title:	Interim Chief Financial Officer

12

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to GAMCO Investors, Inc.’s Registration Statement on Form S-4 filed on February 1, 2018).

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to GAMCO Investors, Inc.’s Registration Statement on Form S-4 filed on February 1, 2018).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Amendment No. 1 to GAMCO Investors, Inc.’s Registration Statement on Form S-4 filed on February 1, 2018).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to GAMCO Investors, Inc.’s Registration Statement on Form S-4 filed on February 1, 2018).

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 1 to GAMCO Investors, Inc.’s Registration Statement on Form S-4 filed on February 1, 2018).

(a)(5)(A)	Press Release issued by Associated Capital Group, Inc., dated February 1, 2018, announcing the commencement of the Offer.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.